SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                                 SCHEDULE 13G
                                (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D1(B),(C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D2(B)

                              (AMENDMENT NO. 4)*

                                Biomatrix, Inc.
         ------------------------------------------------------------
                                (Name of Issuer

                        Common Stock - $.0001 Par Value
         ------------------------------------------------------------
                         (Title of Class of Securities

                                  09060P-10-2
         ------------------------------------------------------------
                                 (CUSIP Number)

                                 March 31, 1998
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)
     /x/ Rule 13d-1(c)
     / / Rule 13d-1(d)

                              (Page 1 of 5 Pages)


-------------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 09060P-10-2            13G                    Page 2 of 5 Pages

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Janet L. Denlinger
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (A) / /
      N/A                                                       (B) / /
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      The United States of America
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                      5.    SOLE VOTING POWER

                            1,360,585 (see Item 4(a))
                      --------------------------------------------------------
   NUMBER OF          6.    SHARED VOTING POWER
    SHARES
  BENEFICIALLY              None
   OWNED BY           --------------------------------------------------------
     EACH             7.    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH               1,360,585 (see Item 4(a))
                      --------------------------------------------------------
                      8.    SHARED DISPOSITIVE POWER

                            None
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,360,585 (see Item 4(a))
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                                                                    /x/
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.0%
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12.   TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).    NAME OF ISSUER:

Biomatrix, Inc., a Delaware corporation.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of Biomatrix, Inc. is located at 65 Railroad Avenue, Ridgefield, New Jersey 07657.

ITEM 2(A).    NAME OF PERSON FILING:

This statement is filed by Dr. Janet L. Denlinger.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the person filing is 65 Railroad Avenue, Ridgefield, New Jersey 07657.

ITEM 2(C).    CITIZENSHIP:

The Citizenship of the person filing is The United States of America.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

This statement relates to the common stock, $.0001 par value per share, of Biomatrix, Inc.

ITEM 2(E).    CUSIP NUMBER:

The CUSIP number for the common stock of Biomatrix, Inc. is 09060P-10-2.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

  (A) / / Broker or dealer registered under Section 15 of the Exchange Act;
  (B) / / Bank as defined in Section 3(a)(6) of the Exchange Act;
  (C) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;
  (D) / / Investment company registered under Section 8 of the Investment Company Act;
  (E) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (F) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (G) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
  (H) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (I) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
  (J) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

ITEM 4.       OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,360,585 (includes 9,750 shares issuable upon exercise of presently exercisable stock options and 400,000 shares held by the reporting person as trustee of certain trusts)

(b)  Percent of class: 12.0%

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote: 1,360,585 shares (see 4(a) above).

     (ii) Shared power to vote or to direct the vote: None.

     (iii)Sole power to dispose or to direct the disposition of: 1,360,585 shares (see 4(a) above).

     (iv) Shared power to dispose or to direct the disposition of: None

     The husband of the reporting person, Dr. Endre A. Balazs, beneficially owns 1,996,619 shares of common stock of Biomatrix (including 200,000 shares held by Dr. Balazs as trustee of certain trusts). Such shares represent approximately 17.5 percent of the outstanding shares of common stock of Biomatrix. The husband of the reporting person has sole power to vote and dispose of such shares. The reporting person disclaims beneficial ownership of such shares and the filing of this Schedule 13G shall not be an admission that the reporting person is the beneficial owner of such shares for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 12, 1999

                                            (Date)


                                            /s/ Janet L. Denlinger
                                            Janet L. Denlinger